CM



06006431

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48685

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2006 WASHINGTON, D.C. 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg (City) WV (State) 26101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Damon White (202)638-7733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

500 Virginia Street, East (Address) Charleston (City) WV (State) 25301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VA 6/8/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Damon White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Notary Public, State of West Virginia
Staci M. Adams
United Brokerage, Inc
514 Market St. Parkersburg, WV 26101
My Commission Expires May 27, 2015

Notary Public

Signature

Sr. Vice President & Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2006
WASH, D.C.
185
SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

0512-0694298

United Brokerage Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2005

Contents



Ernst & Young LLP
900 United Center
500 Virginia Street East (25301)
P.O. Box 2906
Charleston, West Virginia 25330

Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors
United Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc. (the Company), a wholly owned subsidiary of United Bank, Inc., as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Brokerage Services, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 28, 2006

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 110,920
Receivable from clearing broker	280,593
Securities owned, at market value	2,559,575
Prepaid expenses	32,758
Prepaid pension benefit	69,043
Fixed assets, at cost (net of accumulated depreciation of $162,841)	35,020
Other assets	255
Total assets	$ 3,088,164
Liabilities	
Accounts payable and accrued expenses	$ 132,376
Total liabilities	132,376
Shareholder's equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	2,355,450
Total shareholder's equity	2,955,788
Total liabilities and shareholder's equity	$ 3,088,164

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2005

Revenues	
Brokerage commissions	$ 2,950,702
Investment income	54,115
Total revenues	3,004,817
Noninterest expenses	
Salaries and employee benefits	1,702,444
Data processing	49,087
Clearing costs	121,717
Professional fees	123,591
Travel	44,507
Publications and subscriptions	354
Occupancy and equipment	61,496
Insurance expense	15,871
Other	119,826
Total noninterest expenses	2,238,893
Income before income taxes	765,924
Income tax expense	241,647
Net income	$ 524,277

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings	Total
Balance at January 1, 2005	$ 500,000	$ 100,338	$ 1,831,173	$ 2,431,511
Net income			524,277	524,277
Balance at December 31, 2005	$ 500,000	$ 100,338	$ 2,355,450	$ 2,955,788

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 524,277
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	10,905
Payments to purchase securities	(1,305,531)
Proceeds from the sale of securities	723,363
Increase in receivable from clearing broker	(187,496)
Increase in prepaid expenses and other assets	(34,389)
Decrease in CRD deposit	574
Increase in accounts payable and accrued expenses	55,856
Net cash used in operating activities	(212,441)
Cash flows from investing activities	
Purchase of premises and equipment	(3,601)
Net cash used in investing activities	(3,601)
Cash equivalents at January 1, 2005	326,962
Cash equivalents at December 31, 2005	$ 110,920

See accompanying notes.

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the National Association of Security Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of United Bank, Inc. (United), which is a wholly owned subsidiary of United Bankshares, Inc. (UBSI) and operates principally in the West Virginia, Virginia, and Washington, D.C. markets. The company offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through First Clearing, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2005, the Company had net capital of $2,955,788, which is $2,244,495 in excess of its required net capital of $250,000 at December 31, 2005. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States (GAAP). A description of the significant accounting policies is presented below.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of their short-term nature, approximate fair value.

2. Significant Accounting Policies (continued)

Cash

Cash consists of a checking account maintained at United and cash on deposit with the clearing broker.

Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are stated at market with changes in the market value recorded in the Statement of Income. Market value is based on listed market prices. Securities consist primarily of units of ownership in a money market fund managed by Evergreen.

Fixed Assets

Fixed assets include equipment, which is depreciated using the straight-line method over the useful lives of the assets. Total depreciation expense recorded as of December 31, 2005, was $10,905.

Revenues

Revenues are recorded as the income is earned and the related service is performed.

Advertising Costs

All advertising costs are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. Accordingly, the Company provides for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate and remits to or receives from United amounts payable or receivable. The Company's results of operations are included in the consolidated income tax return of UBSI. The primary component of income tax expense is current income tax due to UBSI. During 2005, the Company paid $235,515 of income taxes to UBSI, representing a portion of income taxes owed for 2005 and amounts related to prior periods.

2. Significant Accounting Policies (continued)

Employee Benefit Plans

The Company participates in the United defined benefit retirement plan as well as a deferred compensation plan under Section 401(k) of the Internal Revenue Code. United's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The Company's portion of the 2005 contribution was $25,601. Pension and 401(k) expenses for 2005 were $4,715 and $19,196, respectively. These expenses are included in the salaries and employee benefits total in the Statement of Income.

3. Related Party Transactions

United provides certain management services to the Company, including accounting and administrative functions, at no cost to the Company. In addition, United is providing rental space to the Company for a nominal annual cost of $1.

4. Contingencies

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2005, there were no amounts to be indemnified related to such agreement.

Supplementary Information

United Brokerage Services, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Shareholder's equity	$ 2,955,788
Deductions and/or charges	
Nonallowable assets:	
Fixed assets	35,020
Prepaid expenses	32,758
Interest bearing cash	15,541
Nonallowable receivables	257,795
Prepaid pension benefit	69,043
Other assets	255
Total deductions and/or charges	410,412
Net capital before haircuts on securities positions	2,545,376
Haircut on securities	50,881
Net capital	$ 2,494,495
Aggregate indebtedness	
Total liabilities	$ 132,376
Net capital requirement	$ 250,000
Excess net capital	$ 2,244,495

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005, Part IIA FOCUS filing.

United Brokerage Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

United Brokerage Services, Inc.

Statement of Financial Condition – FOCUS to GAAP

December 31, 2005

	FOCUS	Adjustments	GAAP
Assets			
Cash and cash equivalents	$ 110,920	$ –	$ 110,920
Receivable from clearing broker	310,064	(29,471)	280,593
Securities owned, at market value	2,556,035	3,540	2,559,575
Prepaid expenses	(4,491)	37,249	32,758
Prepaid pension benefit	69,043	–	69,043
Fixed assets, at cost (net of accumulated depreciation of $162,841)	35,020	–	35,020
Other assets	29,425	(29,170)	255
Total assets	$ 3,106,016	$ (17,852)	$ 3,088,164
Liabilities			
Accounts payable and accrued expenses	$ 135,342	$ (2,966)	$ 132,376
Total liabilities	135,342	(2,966)	132,376
Shareholder's equity			
Common stock, $10 par value; 50,000 shares authorized, issued, and outstanding	500,000	–	500,000
Paid-in surplus	100,338	–	100,338
Retained earnings	2,370,336	(14,886)	2,355,450
Total shareholder's equity	2,970,674	(14,886)	2,955,788
Total liabilities and shareholder's equity	$ 3,106,016	$ (17,852)	$ 3,088,164

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income – FOCUS to GAAP

Year Ended December 31, 2005

	FOCUS	Adjustments	GAAP
Revenues			
Brokerage commissions	$ 2,980,173	$ (29,471)	$ 2,950,702
Investment income	54,115	–	54,115
Total revenues	3,034,288	(29,471)	3,004,817
Noninterest expenses			
Salaries and employee benefits	1,700,986	1,458	1,702,444
Data processing	49,087	–	49,087
Clearing costs	121,717	–	121,717
Professional fees	137,207	(13,616)	123,591
Travel	44,507	–	44,507
Publications and subscriptions	354	–	354
Occupancy and equipment	61,496	–	61,496
Insurance expense	10,224	5,647	15,871
Other	121,043	(1,217)	119,826
Total noninterest expenses	2,246,621	(7,728)	2,238,893
Income before income taxes	787,667	(21,743)	765,924
Income tax expense	248,505	(6,858)	241,647
Net income	$ 539,162	$ (14,885)	$ 524,277

See accompanying notes.

Supplementary Report



Ernst & Young LLP
900 United Center
500 Virginia Street East (25301)
P.O. Box 2906
Charleston, West Virginia 25330

Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Shareholder and Board of Directors
United Brokerage Services, Inc.

In planning and performing our audit of the financial statements of United Brokerage Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Ernst + Young LLP

March 28, 2006